UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

March 25, 2026

Date of Report (Date of earliest event reported)

ReoStar Energy Corporation

(Exact name of issuer as specified in its charter)

Nevada	20-8428738
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

87 N Raymond Ave Suite 200
Pasadena CA 91103

(Full mailing address of principal executive offices)

(310) 999-3506

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common

Item 1. Fundamental Changes

None

Item 2. Bankruptcy or Receivership

None

Item 3. Material Modification to Right of Security Holders

None

Item 4. Changes in Issuer's Certifying Accountant

None

Item 5. Non-reliance on previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

None

Item 6. Changes in Control of Issuer

As of March 25, 2026, the control block of stock represented by 54,750,000 shares of common stock owned by King Capital Bank Ltd and held for the bank by Ravens Paradise Holdings LLC was sold to Virunga Critical, Incorporated as represented by Alan Kessler, Andrew Groves and Aldo Cesano Directors.

Item 7. Departure of Certain Officers

Effective March 25, 2026 the majority shareholders accepted the resignation of Peter Herbert Koch as sole officer and director (President, CEO and Director).

Item 8. Certain Unregistered Sales of Equity Security

None

Item 9. Other Events

Effective March 04, 2026 the Company has replaced its current auditing firm Boladale Lawal & Company with Wahl Street Accountancy Corporation.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Issuer: ReoStar Energy Corporation.

By: /s/ Peter H. Koch

Peter H. Koch - CEO/President/Director

Date: March 25, 2026

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